UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 29, 2020

PFIZER INC.

(Exact name of registrant as specified in its charter)

Delaware	1-3619	13-5315170
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

235 East 42nd Street New York, New York	10017
(Address of Principal Executive Offices)	(Zip Code)

(212) 733-2323

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.05 par value	PFE	New York Stock Exchange
0.250% Notes due 2022	PFE22	New York Stock Exchange
1.000% Notes due 2027	PFE27	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed, on July 29, 2019, Pfizer Inc., a Delaware corporation (“Pfizer”), Upjohn Inc., a Delaware corporation and wholly owned subsidiary of Pfizer (“Newco”), Mylan N.V., a public company with limited liability incorporated under the laws of the Netherlands (“Mylan”) and certain of their affiliates entered into a business combination agreement (the “Business Combination Agreement”), and Pfizer and Newco entered into a separation and distribution agreement, as amended as of February 18, 2020 (the “Separation and Distribution Agreement), which provide for the combination (the “Combination”) of Mylan and Pfizer’s global, primarily off-patent branded and generic established medicines business (the “Upjohn Business”).

On May 29, 2020, Mylan, Pfizer, Newco and certain of their affiliates entered into Amendment No. 1 to the Business Combination Agreement (the “BCA Amendment”), and Pfizer and Newco entered into Amendment No. 2 to the Separation and Distribution Agreement (the “SDA Amendment” and, together with the BCA Amendment, the “Amendments”). In light of the ongoing regulatory review process, including delays related to the COVID-19 pandemic, the Amendments provide, among other things, that the closing of the Combination shall not occur prior to October 1, 2020 (unless otherwise agreed to by Mylan and Pfizer) and that the Outside Date (as defined in the Business Combination Agreement) shall be December 31, 2020. As previously disclosed, Mylan’s extraordinary general meeting of shareholders to approve certain matters relating to the Combination is scheduled to be held on June 30, 2020. Mylan and Pfizer expect the closing of the Combination to occur in the fourth quarter of 2020.

The foregoing description of the Amendments does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the BCA Amendment and the SDA Amendment, respectively, which are attached as Exhibit 2.1 and Exhibit 2.2, respectively, hereto and incorporated herein by reference.

Forward-Looking Statements

This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Newco and Mylan, which will immediately follow the proposed separation of the Upjohn Business from Pfizer (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards or on an adjusted basis; the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan’s, the Upjohn Business’s or the combined company’s liquidity, capital resources and ability to obtain financing; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic; uncertainties regarding future demand, pricing and reimbursement for Mylan’s, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s, Newco’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Newco with the SEC on October 25, 2019 and declared effective by the SEC on February 13, 2020, the Registration Statement on Form 10, as amended, which includes an information statement (as amended, the “Form 10”), which has been filed by Newco with the SEC on January 21, 2020 and amended on February 6, 2020 and subsequently withdrawn on March 11, 2020, and is expected to be refiled prior to its effectiveness, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “Proxy Statement”), and the prospectus, which was filed by Newco with the SEC on February 13, 2020 (the “Prospectus”). You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after this communication is made.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4, Form 10 and Prospectus filed by Newco and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first mailed to shareholders of Mylan on or about February 14, 2020 to seek approval of the proposed transaction. The Form 10 has not yet become effective. After the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan or by contacting Mylan at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Newco following the completion of the proposed transaction may be found in the Form S-4, the Proxy Statement and the Prospectus, and Pfizer’s Current Report on Form 8-K filed with the SEC on February 28, 2020. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2020 and its definitive proxy statement relating to its 2020 Annual Meeting filed with the SEC on March 13, 2020, as supplemented by its supplement to proxy statement filed with the SEC on April 7, 2020. Information about the directors and executive officers of Mylan may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, as amended on April 29, 2020, and its preliminary proxy statement relating to its 2020 Annual General Meeting filed with the SEC on May 28, 2020. Additional information regarding the interests of these participants can also be found in the Form S-4, the Proxy Statement and the Prospectus. These documents can be obtained free of charge from the sources indicated above

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

2.1	Amendment No. 1, dated as of May 29, 2020, to the Business Combination Agreement, dated as of July 29, 2019, by and among Pfizer Inc., Upjohn Inc., Utah Acquisition Sub Inc., Mylan N.V., Mylan I B.V. and Mylan II B.V.*

2.2	Amendment No. 2, dated as of May 29, 2020, to the Separation and Distribution Agreement, dated as of July 29, 2019, by and between Pfizer Inc. and Upjohn Inc.*

104	Cover Page Interactive Data File—The cover page XBRL tags are embedded within the Inline XBRL Document

*

Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Pfizer agrees to furnish supplementally a copy of any omitted attachment to the SEC on a confidential basis upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PFIZER INC.

By:	/s/ Margaret M. Madden
Margaret M. Madden
Senior Vice President and Corporate Secretary Chief Governance Counsel

Date: June 1, 2020

EXHIBIT 2.1

EXECUTION VERSION

AMENDMENT NO. 1 TO THE

BUSINESS COMBINATION AGREEMENT

This Amendment No. 1 (this “Amendment”) to the Business Combination Agreement, dated as of July 29, 2019 (the “Agreement”), is made as of May 29, 2020 by and among Pfizer Inc., a Delaware corporation (“Pluto”), Upjohn Inc., a Delaware corporation and wholly owned Subsidiary of Pluto (“Spinco”), Utah Acquisition Sub Inc., a Delaware corporation and an indirectly wholly owned Subsidiary of Spinco (“Spinco Sub” and, together with Spinco, the “Spinco Parties”), Mylan N.V., a public company with limited liability incorporated under the laws of the Netherlands (“Utah”), Mylan I B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Utah (“Utah Newco”), and Mylan II B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Utah Newco (“Utah Newco Sub” and, together with Utah and Utah Newco, the “Utah Parties”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties entered into the Agreement on July 29, 2019; and

WHEREAS, in accordance with the terms and conditions of the Agreement, the Parties now wish to amend the Agreement in the manner set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing recitals and other good and valuable consideration, the receipt, adequacy and sufficiency of which is hereby acknowledged by each Party, the Parties hereto agree as follows:

SECTION 1. Definitions. Capitalized terms used in this Amendment but not defined herein shall have the meanings given to them in the Agreement.

SECTION 2. Amendments to the Agreement.

(a) Section 1.1 of the Agreement is hereby amended by adding the following definition in the appropriate alphabetical location:

““Utah BCA Amendment Schedule” means the schedule delivered by Utah to Pluto and Spinco on the date of Amendment No. 1 to this Agreement and attached thereto.”

(b) Section 1.2 of the Agreement is hereby amended by deleting the following references:

“First Extended Outside Date	Section 10.1(c)”

“Initial Outside Date	Section 10.1(c)”

(c) The first sentence of Section 2.1 of the Agreement is hereby amended and restated in its entirety as follows:

“Unless the transactions herein contemplated shall have been abandoned and this Agreement is terminated pursuant to Section 10.1, the closing of the Combination, other than any aspect of the Liquidation that under Law or pursuant to this Agreement is to occur at a later time (the “Closing”), shall take place (a) with respect to the Combination, at the offices of De Brauw Blackstone Westbroek, Claude Debussylaan 80, Amsterdam and (b) with respect to the other transactions, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019 at 9:00 a.m., New York City time, on the date that is three (3) Business Days after the conditions set forth in Article IX (other than the conditions set forth in Section 9.1(b), Section 9.1(c) and Section 9.2(e) and any such conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction of such conditions) have been satisfied (or, to the extent permitted by applicable Law, waived), unless another date, time or place is agreed to in writing by Pluto and Utah; provided, however, that (i) Pluto may, following consultation in good faith with Utah, delay the date of the Closing in order to ensure that there is at least five (5) Business Days of “when issued” trading of Spinco Common Stock on the Spinco Stock Exchange prior to the Closing or such longer period as may be required by the Spinco Stock Exchange and (ii) in no event shall the Closing occur prior to October 1, 2020, unless otherwise agreed to in writing by Pluto and Utah.”

(d) Section 8.6(a) of the Agreement is hereby amended and restated in its entirety as follows:

“(a) Utah shall (i) as promptly as reasonably practicable after the Combination Registration Statement is declared effective under the Securities Act, but not before the announcements and filings set out in Section 3.1(g)(iii) have been made, duly call and give notice of a meeting of its shareholders (the “Utah Shareholders Meeting”) for the purpose of obtaining the Utah Shareholder Approval, (ii) use its reasonable best efforts to cause the Proxy Statement/Prospectus and any other appropriate materials for the Utah Shareholders Meeting (together with the Proxy Statement/Prospectus, the “Utah Shareholders Meeting Materials”) to be mailed to Utah’s shareholders, and (iii) take any and all steps necessary to hold the Utah Shareholders Meeting on June 30, 2020.”

(e) Section 8.6(c) of the Agreement is hereby amended and restated in its entirety as follows:

“(c) Utah shall coordinate and cooperate with Pluto and Spinco and their respective Affiliates with respect to the convening materials and will otherwise comply with all legal requirements applicable to the Utah Shareholders Meeting. Utah may not adjourn, cancel or reconvene the Utah Shareholders Meeting without the prior written consent of Pluto; provided, however, that Utah may, after consultation in good faith with

Pluto, cancel and reconvene the Utah Shareholders Meeting only if (A) Utah has complied with its obligations pursuant to Section 8.6(d), and notwithstanding such compliance, a quorum has not been established or (B) required by Law or Governmental Order. In the event that the Utah Shareholders Meeting is cancelled and reconvened pursuant to the foregoing proviso, Utah shall duly give notice of and reconvene the Utah Shareholders Meeting on a date scheduled by mutual agreement of Utah, Pluto and Spinco, acting reasonably; provided, however, that Utah shall in no event cancel and reconvene the Utah Shareholders Meeting to a date that is more than thirty (30) days after the originally scheduled Utah Shareholders Meeting without the prior written consent of Pluto. Utah shall, upon Pluto’s request, advise Pluto on a daily basis during each of the last five (5) Business Days prior to the date of the Utah Shareholders Meeting as to the aggregate tally of proxies received by Utah with respect to the Utah Shareholder Approval and at additional times upon the reasonable request of Pluto.”

(f) The first sentence of Section 8.8(g) of the Agreement is hereby amended and restated in its entirety as follows:

“Each of Pluto, Spinco and Utah agrees to cooperate and use reasonable best efforts to take, or cause to be taken, and to cause their respective Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable and proper in connection with the arrangement, marketing and consummation of the issuance of any debt securities or the incurrence of any other long-term debt financing by Spinco in lieu of the Financing (any financing pursuant to this Section 8.8(g), the “Permanent Financing”), on or prior to July 31, 2020 (and, to the extent not consummated on or prior to July 31, 2020 as a result of the proviso set forth in this sentence, on or prior to the Closing Date), including (i) consulting in good faith on the terms and conditions of any Permanent Financing, (ii) participating in the marketing and syndication efforts related thereto and (iii) participating in the preparation of rating agency presentations and meetings with rating agencies, roadshows, due diligence sessions, drafting sessions and meetings with prospective lenders and investors, in each case, with respect thereto, in each case; provided that (A) the terms and conditions of such Permanent Financing are reasonably satisfactory to Pluto and Utah and (B) none of Pluto, Spinco or Utah shall consummate or be required to consummate any Permanent Financing if (1) the consummation and terms and conditions of such Permanent Financing, taking into account and after giving effect to the Spinco Cash Distribution, the Combination and the other transactions contemplated hereby, would result in Spinco having a Below Investment Grade Rating, or (2) after giving effect to such Permanent Financing, the Weighted Average Cost of the Available Debt Financing would be in excess of the percentage set forth on Section 8.8(g) of the Utah BCA Amendment Schedule.”

(g) Section 10.1(c) of the Agreement is hereby amended and restated in its entirety as follows:

“(c) by Pluto or Utah, if the Closing shall not have occurred on or prior to December 31, 2020 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to any Party whose action or failure to comply with its obligations under this Agreement or the Separation and Distribution Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date;”

SECTION 3. Limited Amendment. Each Party acknowledges and agrees that this Amendment constitutes an instrument in writing duly signed by the Parties under Section 11.3 of the Agreement. Except as specifically amended hereby, the Agreement shall continue in full force and effect in accordance with the provisions thereof as in existence on the date hereof. From and after the date hereof, all references to the Agreement, and each reference in the Agreement to “this Agreement,” “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words, shall refer to the Agreement as amended hereby. Each reference in the Agreement, as amended hereby, to “the date of this Agreement”, “the date hereof” or any similar reference shall continue to refer to July 29, 2019.

SECTION 4. Miscellaneous. The provisions of Section 1.3 and Article XI of the Agreement shall apply to this Amendment, mutatis mutandis, and are incorporated by reference as if fully set forth herein.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

PFIZER INC.

By:	/s/ Douglas E. Giordano
Name: Douglas E. Giordano
Title: Senior Vice President, Worldwide Business Development

UPJOHN INC.

By:	/s/ Bryan A. Supran
Name: Bryan A. Supran
Title: Vice President

UTAH ACQUISITION SUB INC.

By:	/s/ Alison O’Neill
Name: Alison O’Neill
Title: Vice President

MYLAN N.V.

By:	/s/ Brian S. Roman
Name: Brian S. Roman
Title: Global General Counsel and Assistant Secretary

MYLAN I B.V.

By:	/s/ Thomas D. Salus
Name: Thomas D. Salus
Title: Director

MYLAN II B.V.

By:	/s/ Thomas D. Salus
Name: Thomas D. Salus
Title: Director

[Signature Page to Amendment No. 1 to the Business Combination Agreement]

EXHIBIT 2.2

EXECUTION VERSION

AMENDMENT NO. 2 TO THE

SEPARATION AND DISTRIBUTION AGREEMENT

This Amendment No. 2 (this “Amendment”) to the Separation and Distribution Agreement, dated as of July 29, 2019, as amended (the “Agreement”), is made as of May 29, 2020 by and between Pfizer Inc., a Delaware corporation (“Pluto”) and Upjohn Inc., a Delaware corporation and wholly owned Subsidiary of Pluto (“Spinco”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties entered into the Agreement on July 29, 2019;

WHEREAS, the Parties entered into Amendment No. 1 to the Separation and Distribution Agreement on February 18, 2020; and

WHEREAS, in accordance with the terms and conditions of the Agreement, the Parties now wish to amend the Agreement in the manner set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing recitals and other good and valuable consideration, the receipt, adequacy and sufficiency of which is hereby acknowledged by each Party, the Parties hereto agree as follows:

SECTION 1. Definitions. Capitalized terms used in this Amendment but not defined herein shall have the meanings given to them in the Agreement.

SECTION 2. Amendments to the Agreement and Ancillary Agreements.

(a) Section 1.01 of the Agreement is hereby amended by adding the following definitions in the appropriate alphabetical location:

““Delayed Closing” has the meaning set forth in Section 2.04(f).

“Delayed Closing Outside Date” has the meaning set forth in Section 2.04(f).

“Delayed Markets” has the meaning set forth in Section 2.04(f).

“Final Spinco Cash Balance Adjustment Amount” has the meaning set forth in Section 2.16(d).

“NEB Agreement” has the meaning set forth in Section 2.04(f).

“Pluto Delayed Markets” has the meaning set forth in Section 2.04(f).

“Pluto Extension Period” has the meaning set forth in Section 2.04(f).

“Pluto-Utah Japan Collaboration Agreement” means the Collaboration Agreement, by and among Mylan Inc., Mylan Seiyaku Ltd. and Pfizer Japan Inc., dated as of August 21, 2012, as amended by Amendment No. 1 to Collaboration Agreement, dated as of December 19, 2012, Amendment No. 2, dated as of January 1, 2013, as modified by letter agreements dated April 15, 2016 and May 25, 2016, Amendment No. 3, dated as of February 1, 2019 and the letter agreement dated as of August 21, 2019.

“Spinco Delayed Markets” has the meaning set forth in Section 2.04(f).

“Spinco Extension Period” has the meaning set forth in Section 2.04(f).”

(b) The definition of “Spinco Cash Target” in Section 1.01 of the Agreement is hereby amended and restated in its entirety as follows:

““Spinco Cash Target” means $400,000,000.”

(c) The last sentence of Section 2.01(a)(ii) of the Agreement is hereby amended and restated as follows:

“Within 30 days (or such other period as may be permitted under the IRS Ruling) following the Distribution, Pluto will use the Spinco Cash Distribution held in the Segregated Account to (1) repurchase Pluto common stock, (2) make pro rata special cash distributions to its shareholders, (3) repay or repurchase debt (including principal, interest, and associated premiums and fees) from third-party lenders, and/or (4) make contributions to one or more single-employer defined benefit plans for Pluto’s employees and retirees (including retirees of companies acquired by Pluto) (together, the “Pluto Cash Distribution”).”

(d) Section 2.04 of the Agreement is hereby amended by adding a new Section 2.04(f) as follows:

“The parties’ obligations set forth in Section 2.04(a) through 2.04(e) for the Delayed Assets and Delayed Liabilities in the Delayed Markets shall be limited to this Section 2.04(f). At or prior to the Distribution Time, Pluto and Spinco shall enter into one or more agreements (collectively, the “NEB Agreement”), on terms mutually agreed by Pluto, Spinco and Utah, providing for, among other things, (i) the retention and operation by Pluto and the applicable members of the Pluto Group on behalf of Spinco and the applicable members of the Spinco Group of certain Delayed Assets and Delayed Liabilities in the Delayed Markets (as defined below) on a transitional basis following the Distribution Time, (ii) the calculation and settlement of payments for the purpose of Pluto and the applicable members of the Pluto Group providing Spinco and the applicable members of the Spinco Group the economic and operational claims, rights, benefits and burdens of ownership of such Delayed Assets, including the net profits or losses, as the case may be, from the operation of such Delayed Assets following the Distribution Time, in order to place Spinco and the applicable members of the Spinco Group, insofar as reasonably practicable, in the same position as if such Delayed Assets had been contributed, assigned, transferred, conveyed, distributed, delivered, accepted or assumed at or prior to the Distribution Time as contemplated hereby, and (iii) the transfer of such Delayed Assets and Delayed Liabilities to Spinco and the applicable members of the Spinco Group following the Distribution Time or, with respect to any Spinco Delayed Market, the entry into a third party distributor arrangement with respect to the applicable Delayed Assets and Delayed Liabilities by the Pluto Group on behalf of the Spinco Group if such transfer to Spinco and the applicable members of the Spinco Group has not been completed in accordance with the terms of the NEB Agreement by the end of the term of the NEB Agreement with respect to such Spinco Delayed Market. Subject to the two immediately subsequent sentences, the term of the NEB Agreement with respect to each Delayed Market shall commence on the Distribution Date and terminate upon the closing of the transfer of the Delayed Assets and Delayed Liabilities for such Delayed Market to Spinco and the applicable members of the Spinco Group (a “Delayed Closing”), or such other date as may be mutually agreed by Pluto and Spinco, but in no event later than the “Delayed Closing Outside Date” for such Delayed Market, which shall be the one-year anniversary of the Closing. If Spinco reasonably determines that a Delayed Closing for a Spinco Delayed Market cannot be completed on or before the applicable Delayed Closing Outside Date (A) without a material adverse impact on the Delayed Assets or Delayed Liabilities for such Spinco Delayed Market or (B) as a result of applicable Law, then Spinco shall notify Pluto in writing of the expected delay, which notice shall include a proposed extension to the Delayed Closing Outside Date for such Spinco Delayed Market (of a duration no greater than six months) and a detailed written plan for completion of such Delayed Closing and the termination of the term of the NEB Agreement with respect to such Spinco Delayed Market on or prior to such extended date (any such extension period, a “Spinco Extension Period”); provided that Spinco shall only be permitted to extend the Delayed Closing Outside Date (1) pursuant to clause (A) one time for up to six months and (2) if Spinco has used commercially reasonable efforts to effect the transfer of the applicable Delayed Assets and Delayed Liabilities, pursuant to clause (B) two times for up to six months each. If Pluto reasonably determines that a Delayed Closing for a Pluto Delayed Market cannot be completed on or before the applicable Delayed Closing Outside Date as a result of applicable Law, the Delayed Closing Outside Date for such Pluto Delayed Market shall automatically be extended to the date on which there is no applicable Law prohibiting such Delayed Closing and Pluto shall notify Spinco in writing thereof, which notice shall include a detailed written plan for completion of such Delayed Closing and the termination of the term of the NEB Agreement with respect to such Pluto Delayed Market on or prior to such extended date (any such extension period, a “Pluto Extension Period”). During the term of the NEB Agreement with respect to any Delayed Market (including during any Spinco Extension Period or Pluto Extension Period, as applicable), Spinco or the applicable member of the Spinco Group shall pay, or cause to be paid, to Pluto or the applicable member of the Pluto Group a service fee equal to 0.30% of gross sales of the delayed business in the applicable Delayed Market during such term. In addition, during any Spinco Extension Period, the applicable member of the Pluto Group shall retain a distribution fee equal to 5% of net sales of the delayed business in the applicable Spinco Delayed Market during such Spinco Extension Period. For purposes of this Section 2.04(f), the “Delayed Markets” shall mean the Pluto Delayed Markets and the Spinco Delayed Markets. For purposes of this Section 2.04(f), the “Pluto Delayed Markets” shall mean Algeria (if applicable, as reasonably determined by Pluto and Utah), Brazil, South Africa (if applicable, as reasonably determined by Pluto and Utah) and Vietnam. For purposes of this Section 2.04(f), the “Spinco Delayed Markets” shall mean Argentina, Bolivia, Chile, Colombia, Ecuador, India, Indonesia, Israel, Morocco, Pakistan, Peru, Saudi Arabia, Tunisia and Uruguay. Pluto and Utah may mutually agree, in writing, to add or remove markets from the definition of “Pluto Delayed Markets” or “Spinco Delayed Markets”.”

(e) Section 2.16(b)(iii) of the Agreement is hereby amended and restated as follows:

“(iii) Spinco agrees that, following the Closing through the date that the Final Working Capital Adjustment Amount and the Final Spinco Cash Balance Adjustment Amount are determined in accordance with this Section 2.16, Spinco will not (and will cause its Affiliates not to) take any action with respect to any accounting books, records, policies or procedures on which the Closing Statement is based that would impede or delay the final determination of the Final Working Capital Adjustment Amount or the Final Spinco Cash Balance Adjustment Amount.”

(f) Section 2.16(d) of the Agreement is hereby amended and restated as follows:

“(d) Final Adjustment. The Working Capital Adjustment Amount, as finally determined pursuant to this Section 2.16 (whether by failure of Spinco to deliver a Notice of Objection, by agreement of Pluto and Spinco or by determination of the Unaffiliated Accounting Firm), is referred to herein as the “Final Working Capital Adjustment Amount”. The Spinco Cash Balance, as finally determined pursuant to this Section 2.16 (whether by failure of Spinco to deliver a Notice of Objection, by agreement of Pluto and Spinco or by determination of the Unaffiliated Accounting Firm), is referred to herein as the “Final Spinco Cash Balance”. The amount (which may be a positive or negative number) equal to (1) the Final Spinco Cash Balance minus (2) the Spinco Cash Target is referred to herein as the “Final Spinco Cash Balance Adjustment Amount”.”

(g) Section 2.16(f) of the Agreement is hereby amended and restated as follows:

“(f)    Not later than five Business Days after the determination of the Final Spinco Cash Balance:

(i)

if the Final Spinco Cash Balance Adjustment Amount is a positive number, then Spinco shall pay to Pluto an amount of cash equal to the absolute value of the Final Spinco Cash Balance Adjustment Amount;

(ii)

if the Final Spinco Cash Balance Adjustment Amount is a negative number, then Pluto shall pay to Spinco an amount of cash equal to the absolute value of the Final Spinco Cash Balance Adjustment Amount; and

(iii)	if the Final Spinco Cash Balance Adjustment Amount is zero, then neither Party shall have any obligation to make a payment to the other Party in respect thereof.”

(h) The Agreement is hereby amended by adding a new Section 2.19 as follows:

“Section 2.19    Establishment of Spinco Netherlands Entity.

Prior to the completion of any Permanent Financing, Spinco shall form a Netherlands B.V. entity as its direct Subsidiary, which will elect to be treated as a disregarded entity for U.S. federal income tax purposes, to facilitate execution of such Permanent Financing.”

(i) Section 3.01(c) of the Agreement is hereby amended and restated as follows:

“Without limiting the requirements of Section 2.05, prior to the Distribution Time, Pluto may, and may cause the members of the Pluto Group and the Spinco Group to, take such actions as Pluto deems advisable to minimize or reduce the amount of cash and cash equivalents remaining in any accounts held by or in the name of a member of the Spinco Group as of immediately prior to the Distribution Time; provided that (i) Pluto shall not, and shall not permit any member of the Pluto Group or the Spinco Group to, (A) remove cash in a manner that would shift Taxes of Spinco from the period prior to the Distribution Time to after the Distribution Time, (B) remove cash through an agreement or a commitment to a Tax authority that would impose obligations on Spinco to Third Parties after the Distribution Time or (C) remove cash that would result in a violation of the minimum capital required by Law to be held by a Spinco Subsidiary and (ii) Pluto shall, and shall cause the members of the Pluto Group and the Spinco Group to, use commercially reasonable efforts to leave in accounts held by or in the name of a member of the Spinco Group as of immediately prior to the Distribution Time an amount of cash and cash equivalents in the aggregate equal to the Spinco Cash Target.”

(j) Schedule 10.12 to the Agreement is hereby amended and restated as set forth on Annex A hereto.

(k) The Agreement is hereby amended by adding a new Schedule 1.01(m) as set forth on Annex B hereto.

(l) Section 3.1(b) of the form of Transition Services Agreement attached as Exhibit C to the Agreement is hereby amended and restated as follows:

“With respect to the first $380,000,000 of Out-of-Pocket Costs, Pluto (or the applicable member of the Pluto Group) shall bear fifty percent (50%) of such Out-of-Pocket Costs and Spinco (or the applicable member of the Spinco Group) shall reimburse Pluto (or the applicable member of the Pluto Group) for fifty percent (50%) of such Out-of-Pocket Costs. With respect to Out-of-Pocket Costs in excess of $380,000,000, Spinco (or the applicable member of the Spinco Group) shall reimburse Pluto (or the applicable member of the Pluto Group) for one hundred percent (100%) of such Out-of-Pocket Costs. If requested by Pluto, Spinco (or the applicable member of the Spinco Group) shall pay the applicable third-party service provider directly for Out-of-Pocket Costs otherwise required to be reimbursed by Spinco (or the applicable member of the Spinco Group). All Out-of-Pocket Costs required to be reimbursed by Spinco (or the applicable member of the Spinco Group) shall be in addition to the Service Fees. Reasonable documentation of Out-of-Pocket Costs will be provided upon request. “Out-of-Pocket Costs” shall mean, collectively, all reasonable out-of-pocket costs and expenses, including license fees, royalties, payments to Subcontractors and third-party freight, distribution and other logistics costs, incurred by or on behalf of Pluto (or such member of the Pluto Group) in connection with (i) preparation activities to make the Services available to the Spinco Group, (ii) the provision of the Services, (iii) planning and executing the migration or transition of the Services to the Spinco Group or a Subcontractor and (iv) early termination of any Service pursuant to Section 2.3(a) or Section 2.3(b), but excluding, in the case of each of clauses (i) through (iv), any Taxes, which are the subject of Section 3.2.”

(m) The form of Tax Matters Agreement attached as Exhibit D to the Agreement is hereby amended by adding a new Section 6.07 as follows:

“Section 6.07 Maintenance of Certain Ownership. From and after the Distribution Time and until the first December 1 following the Distribution Time (for example, if the Distribution Time occurred on December 2, 2020, the first December 1 following the Distribution Time would occur on December 1, 2021), Spinco shall not (and shall cause its Subsidiaries not to) cause or permit any “extraordinary reduction” (within the meaning of Treasury Regulations § 1.245A-5T(e)(2)) to occur with respect to the ownership of such Specified CFC (as defined below) by any member of the Spinco Pre-Combination Group (including any successor thereto) that is a “controlling section 245A shareholder” (within the meaning of Treasury Regulations § 1.245A-5T(i)(2)) of such Specified CFC. For purposes of this Section 6.07, (i) a “Specified CFC” means (A) Upjohn Netherlands B.V., (B) any other member of the Spinco Pre-Combination Group that is a “controlled foreign corporation,” within the meaning of Section 957(a) of the Code, and that Spinco owns indirectly, in whole or in part, through Upjohn Netherlands B.V., (C) Pfizer Parke Davis (Thailand) Ltd. and (D) Upjohn (Thailand) Limited and (ii) any reference to any term or provision of Treasury Regulations § 1.245A-5T includes a reference to the same or similar term or provision in any final, amended or successor regulations adopted by the IRS.”

(n) Article I of the form of Employee Matters Agreement attached as Exhibit E to the Agreement is hereby amended by adding the following definition to such Article:

““Japan Lyrica Employee” means any Spinco Employee who, as of the Distribution Time, is primarily engaged in the sale or marketing of Lyrica in Japan.”

(o) Section 12.01 of the form of Employee Matters Agreement attached as Exhibit E to the Agreement is hereby amended by adding the following sentence at the end of such section:

“Notwithstanding the foregoing, in the event a Japan Lyrica Employee becomes entitled to severance compensation or benefits as a result of a termination of employment following the Distribution Time, the Spinco Group shall be responsible for the payment of such compensation or benefits to such Japan Lyrica Employee; provided that, following the date on which Pluto and Utah shall enter into an agreement to unwind the Pluto-Utah Japan Collaboration Agreement, the Pluto Group shall reimburse the Spinco Group for fifty percent (50%) of such compensation or benefits paid or provided by the Spinco Group to each such Japan Lyrica Employee who is provided written notice of a termination of employment or eligibility to participate in a voluntary separation program, in each case, at any time between the Distribution Time and the nine (9) month anniversary of the initial entry of generic competition to Lyrica in Japan, in accordance with Section 14.05 of this Agreement.”

SECTION 3. Limited Amendment. Each Party acknowledges and agrees that this Amendment constitutes an instrument in writing duly signed by the Parties under Section 10.03 of the Agreement. Except as specifically amended hereby, the Agreement shall continue in full force and effect in accordance with the provisions thereof as in existence on the date hereof. From and after the date hereof, all references to the Agreement, and each reference in the Agreement to “this Agreement,” “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words, shall refer to the Agreement as amended hereby. Each reference in the Agreement, as amended hereby, to “the date of this Agreement”, “the date hereof” or any similar reference shall continue to refer to July 29, 2019.

SECTION 4. Miscellaneous. The provisions of Article X of the Agreement shall apply to this Amendment, mutatis mutandis, and are incorporated by reference as if fully set forth herein.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

PFIZER INC.

By:	/s/ Douglas E. Giordano
Name: Douglas E. Giordano
Title: Senior Vice President, Worldwide Business Development

UPJOHN INC.

By:	/s/ Bryan A. Supran
Name: Bryan A. Supran
Title: Vice President